Ritter Pharmaceuticals, Inc.

1880 Century Park East, Suite 1000

Los Angeles, CA 90067

(310) 203-1000

February 10, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director

Re:	Ritter Pharmaceuticals, Inc. – Request for Acceleration
Registration Statement on Form S-1
File No. 333- 215143

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ritter Pharmaceuticals, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333- 215143) (the “Registration Statement”), so that it may become effective at 4:30 p.m. Eastern Standard Time on February 13, 2017, or as soon thereafter as practicable.

The Registrant hereby authorizes each of Michael Sanders, Esq., Aron Izower, Esq. and Wendy Grasso, Esq. of Reed Smith LLP, attorneys for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Wendy Grasso at (212) 549-0216 or, in her absence, Mr. Sanders at (310) 734-5232 or Mr. Mittelman at (415) 659-5943.

RITTER PHARMACEUTICALS, INC.

By:	/s/ Michael D. Step
Michael D. Step
Chief Executive Officer

Cc: Dorrie Yale, SEC Staff